
January 22, 2026

Brooke Turk
Chief Financial Officer
XTI Aerospace, Inc.
8123 InterPort Blvd., Suite C
Englewood, CO 80112

> **Re: XTI Aerospace, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 15, 2026**
> **File No. 333-292760**

Dear Brooke Turk:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology